Group Nine Acquisition Corp.

568 Broadway, Floor 10

New York, New York 10012

January 12, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Todd K. Schiffman, Pam Long

Re:	Registration Statement on Form S-1 (No. 333-251560) Group Nine Acquisition Corp.

Dear Mr. Schiffman, Ms. Long,

Please withdraw each of the requests for acceleration that were submitted to you on January 12, 2021, on behalf of Group Nine Acquisition Corp. and the Underwriters, in connection with the above-referenced Registration Statement.

GROUP NINE ACQUISITION CORP.

By:	/s/ Sean Macnew
	Name:	Sean Macnew
	Title:	Chief Financial Officer and Secretary

Cc:	Ben Lerer, Group Nine Acquisition Corp.
Ian D. Schuman, Latham & Watkins LLP
J. Peyton Worley, Latham & Watkins LLP
Shagufa R. Hossain, Latham & Watkins LLP